Exhibit 99.1

Foresight Expands Chinese Market Presence with
Establishment of Local Subsidiary

The fully owned Changzhou-based company will serve as the center for future collaborations with potential Chinese customers

Ness Ziona, Israel – January 5, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today it has deepened its Chinese footprint with the establishment of Foresight Changzhou Automotive Ltd., (“Foresight Changzhou”), a wholly owned subsidiary, in Jiangsu Province, China.

The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park (CIP), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market. With the support of CIP’s facilities and its dedicated staff, Foresight Changzhou will receive a package of incentives and grants from the Jiangsu Province’s government to aid in overcoming barriers and achieving success in China. The subsidiary will hire local engineers and high-quality staff, who will be based in CIP.

“As our network of cooperation and connections in the Chinese market broadens, establishing a local presence is imperative. The Chinese automotive industry is rapidly growing and has become one of the world’s most prominent markets. We believe that having a local entity will facilitate our access to Chinese vehicle manufacturers and Tier One automotive suppliers and will potentially increase local collaborations and joint venture undertakings. This decision enables us to significantly expand our presence in China and supports our strategy to become a dominant player in the Asia-Pacific automotive market,” said Haim Siboni, Chief Executive Officer of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that Foresight Changzhou will receive a package of incentives and grants to aid in overcoming barriers and achieving success in China with the support of CIP’s facilities and staff as well as hire local engineers and high-quality staff who will be based in CIP, that a local entity will facilitate the Company’s access to Chinese vehicle manufacturers and Tier-One automotive suppliers and will potentially increase local collaborations and joint venture undertakings, and that the establishment of a Chinese subsidiary significantly expands the Company’s presence in China and supports the Company’s strategy to become a dominant player in the Asia-Pacific automotive market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654